Suite 1500 - 625 Howe St. Vancouver, BC Canada, V6C 2T6 604-684-1175 www.panamericansilver.com

Pan American Silver to announce second quarter 2021 unaudited results on August 10 conference call and webcast on August 11
Vancouver, B.C. - July 13, 2021 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) (“Pan American”) will announce its unaudited results for the second quarter of 2021 after market close on Tuesday, August 10, 2021.
Pan American will host a conference call and webcast to discuss the second quarter 2021 results:

Date:	Wednesday, August 11, 2021
Time:	11:00 am ET (8:00 am PT)
Dial-in numbers:	1-800-319-4610 (toll-free in Canada and the U.S.)
+1-604-638-5340 (international participants)
The live webcast, presentation slides and the Q2 2021 report will be available at panamericansilver.com. An archive of the webcast will also be available for three months.

About Pan American Silver
Pan American owns and operates silver and gold mines located in Mexico, Peru, Canada, Argentina and Bolivia. We also own the Escobal mine in Guatemala that is currently not operating. As the world's second largest primary silver producer with the largest silver reserve base globally, we provide enhanced exposure to silver in addition to a diversified portfolio of gold producing assets. Pan American has a 27-year history of operating in Latin America, earning an industry-leading reputation for corporate social responsibility, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol “PAAS”.
Learn more at panamericansilver.com.

For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

PAN AMERICAN SILVER CORP. 1